Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268335

Prospectus Supplement No. 20

to Prospectus dated February 3, 2023

CHILEAN COBALT CORP.

39,000,000 Shares of Common Stock

$1.33 per Share

This prospectus supplement No. 20 amends and supplements the prospectus dated February 3, 2023, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-268335) (the “Registration Statement”) and prospectus supplement No. 1 filed on March 24, 2023, prospectus supplement No. 2 filed on May 8, 2023, prospectus supplement No. 3 filed on May 15, 2023, prospectus supplement No. 4 filed on July 6, 2023, prospectus supplement No. 5 filed on July 12, 2023, prospectus supplement No. 6 filed on August 14, 2023, prospectus supplement No. 7 filed on September 27, 2023, prospectus supplement No. 8 filed on November 9, 2023, prospectus supplement No. 9 filed on February 7, 2024, prospectus supplement No. 10 filed on April 1, 2024, prospectus supplement No. 11 filed on May 8, 2024, prospectus supplement No. 12 filed on May 20, 2024, prospectus supplement No. 13 filed on June 14, 2024, prospectus supplement No. 14 filed on August 19, 2024, prospectus supplement No. 15 filed on November 14, 2024, prospectus supplement No. 16 filed on January 3, 2025, prospectus supplement No. 17 filed on February 27, 2025, prospectus supplement No. 18 filed on April 2, 2025 and prospectus supplement No. 19 filed on May 15, 2025 (collectively, the “Supplements”) relating to the resale of up to 39,000,000 shares of common stock of Chilean Cobalt Corp. (the “Company,” “C3,” “we,” “our” and “us”) by the selling stockholders named in the prospectus. The foregoing prospectus, the Supplements and this prospectus supplement No. 20 are collectively referred to as the “prospectus.” Please keep this prospectus supplement with your prospectus for future reference.

This prospectus supplement incorporates into the prospectus the attached Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 24, 2025.

This prospectus supplement is not complete without the prospectus, including any supplements and amendments thereto. This prospectus supplement should be read in conjunction with the prospectus which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus, including any supplements and amendments thereto.

Investing in our common stock should be considered speculative and involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” section of the prospectus to read about the risks you should consider before buying shares of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Capitalized terms contained in this prospectus supplement have the same meanings as in the prospectus unless otherwise stated herein.

The date of this prospectus supplement is July 24, 2025

Index of SEC Filings

The following report listed below is filed as a part of this prospectus supplement No. 20.

Appendix No.	Description

Appendix 1	Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2025.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 18, 2025

CHILEAN COBALT CORP.

(Exact name of registrant as specified in its charter)

Nevada	333-268335	82-3590294
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1199 Lancaster Ave, Suite 107

Berwyn, Pennsylvania 19312

(Address of principal executive offices)

(484) 580-8697

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions.

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation as Director by Geraldine Barnuevo

On July 18, 2025, Geraldine Barnuevo (“Ms. Barnuevo”), member of the board of directors (the “Board”) of Chilean Cobalt Corp. (the “Company”), member of the Environmental, Social and Governance Committee and member of the Audit Committee, tendered her immediate resignation as director. Ms. Barnuevo had no disagreements with the Board or the Company and resigned due to personal commitments and academic opportunities. Ms. Barnuevo served on the Board since July 2023, remains committed to the continued success of the Company and intends to support a smooth transition.

Item 7.01	Regulation FD Disclosure.

On July 24, 2025 the Company issued a press release regarding the resignation of Ms. Barnuevo along with other Company news.  The press release is attached hereto as Exhibit 99.1 and incorporated herein by this reference.

The information contained in the press release attached hereto is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that Section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Chilean Cobalt Corp. July 24, 2025 press release (furnished herewith).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHILEAN COBALT CORP

Dated: July 24, 2025	By:	/s/ Duncan T. Blount
	Name:	Duncan T. Blount
	Title:	Chief Executive Officer

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Exhibit 99.1

CHILEAN COBALT CORP. ANNOUNCES AI-DRIVEN EXPLORATION PILOTS AND RESTART OF FIELD ACTIVITIES

BERWYN, PA – (July 24, 2025) – Chilean Cobalt Corp. (OTCQB: COBA) (“Chilean Cobalt” or the “Company”) is pleased to announce the launch of a pilot program using artificial intelligence (AI) and machine learning (ML) technologies to accelerate mineral exploration at its La Cobaltera cobalt-copper project in northern Chile.

This pilot program is designed to enhance exploration decision-making by integrating historical exploration and production data with AI-based analytics. The program will focus on the La Cobaltera project and the broader San Juan district. Data sources will include results from the Company’s 2018-19 exploration campaign, records from prior operating mines, and publicly available geological and geophysical datasets.

The objective is to identify new target zones in greenfield areas based on geological trends observed in past-producing zones, notably those with high-grade cobalt and copper vein systems.

Chilean Cobalt is collaborating with three specialized AI companies:

Mineral Forecast, a Chile-based geosciences AI platform that supports exploration and operational decision-making by integrating geologic criteria with proprietary and public datasets to highlight high-potential drill and staking targets.

MinersAI, a US-based company that builds the data infrastructure and analytical tools which exploration, mining, and investment firms need to maximally leverage AI. Its solution is designed to streamline exploration workflows, find new opportunities, enable geoscientists to increase efficiency, and make data-driven resource allocation decisions, thereby improving success rates.

TerraSpace, also US-based, leverages AI and ML to deliver mineral intelligence by rapidly analyzing and fusing large datasets. Its tools include on-site core analysis, enhancing ore body understanding and accelerating exploration and development planning.

These companies were selected for their deep experience with AI-driven greenfield exploration and focus on brownfield trend extensions – the exploration strategy underway at La Cobaltera. Over the second half of 2025, Chilean Cobalt aims to achieve key technical milestones through the pilot. At its conclusion, the Company will evaluate results and recommendations to determine the potential for expanded, ongoing AI deployment.

Restart of Field Exploration Activities and New Technical Advisors

In conjunction with the AI pilot, Chilean Cobalt is also formally restarting field activities. To support this, the Company has appointed two new Technical Advisors:

•	Dr. Brian Townley, a highly regarded and well published exploration geologist and academic with over 30 years of experience in ore deposit research and applied geosciences across the Americas.
•	Mr. César Vargas, a mining operations and exploration manager with over 20 years of experience in South America, including significant work in socially and environmentally sensitive regions.

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Board Update

Geraldine Barnuevo has stepped down from the Board of Directors, effective immediately, due to personal commitments and academic opportunities. She served in her role since July 2023. The Company sincerely thanks her for her contributions to establishing Chilean Cobalt’s ESG Committee and Sustainability Framework, and wishes her continued success in her future endeavors.

About Dr. Brian K. Townley

Dr. Townley is an Associate Professor in the Department of Geology at the University of Chile, with over 30 years of applied research experience in ore deposits, Andean metallogenesis, applied geochemistry, geo-mineral metallurgy, and the geological and geochemical influences in viticulture. He has served as Associate Researcher at the Advanced Mining Technology Center (AMTC) and as Academic Coordinator for diploma programs within the Department of Mining Engineering.

Dr. Townley currently leads several major R&D projects focused on mine processing, geo-metallurgical modeling, sustainable mining practices, and recovering cobalt and other valuable minerals from tailings. Over the past decade, he has authored or co-authored more than 35 presentations and publications on applied geochemistry, ore deposits, and mineral exploration, as well as the geoscientific aspects of viticulture in Chile.

Throughout his career, Dr. Townley has conducted consulting and applied research for leading mining companies, including BHP, Codelco, Anglo American, Barrick Mining, Antofagasta Minerals, Gold Fields, and JX Mining Corporation, amongst others.

Dr. Townley actively promotes knowledge transfer through academic publications, patents, and a wide range of professional training initiatives. He regularly delivers diploma-level courses, industry workshops, and short courses across the Americas, including Chile, Argentina, Peru, Ecuador, Bolivia, Brazil, Mexico, and Canada.

About César Vargas

Mr. Vargas is a business administrator with over 20 years of experience in the mining sector. He has served as an independent consultant to emerald and coal mining projects in Colombia, with a focus on regionals characterized by complex social and environmental challenges. Mr. Vargas has developed multidisciplinary expertise through additional studies in Environmental Law, Compliance Standards, Geographic Information Systems (GIS), Geology, and Remote Sensing.

Mr. Vargas previously served as Mine Manager at Coexminas, a Colombian company specializing in gemstone extraction, where he oversaw both operational performance and strategic planning. He was also a key contributor to the Muzo Companies’ exploration program in Colombia, where he served as a Mining Exploration Manager and Mine Administrator. Earlier in his career, Mr. Vargas managed international trade and export logistics for Four Cs, a global gemstone trading company, with responsibility for previous stone distribution and sales logistics.

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Mr. Vargas has completed coursework in Geology and Remote Sensing from the Asociación Colombiana de Geólogos y Geofísicos (ACGPG) and holds a Bachelor of Business Administration from the Fundación Universitaria Konrad Lorenz.

This press release does not constitute an offer or sale of, or the solicitation of an offer to buy, securities of the Company nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Chilean Cobalt Corp.

Chilean Cobalt Corp. is a US-based and US-listed critical minerals exploration and development company focused on the La Cobaltera cobalt-copper project in northern Chile, one of the world’s few primary cobalt districts. Chilean Cobalt is committed to creating ecological and social value for all stakeholders; economic value for Chile and the Chilean communities in which it operates; and financial value for its shareholders.

Safe Harbor Statement

This news release contains statements that involve expectations, plans or intentions (such as those relating to future business or financial results) and other factors discussed from time to time in the Company’s Securities and Exchange Commission filings. These statements are forward-looking and are subject to risks and uncertainties, so actual results may vary materially. You can identify these forward-looking statements by words such as “may,” “should,” “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan” and other similar expressions. Examples of forward-looking statements, include, among others, statements the Company makes regarding the pilot program and its success identifying new target zones in greenfield areas or enhancing exploration decision-making, ability to establish “Proven” or “Probable” Reserves, as defined by the SEC under Industry Guide 7, through the completion of a Definitive Feasibility Study for the minerals that the Company seeks to produce and the inherent risks of mining, exploration, development, and processing operations that may negatively impact the business. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors not within the control of the Company. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

CONTACTS:

Chilean Cobalt Corp.

Duncan T. Blount

Chairman & CEO

Duncan.Blount@chileancobaltcorp.com

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